UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 30)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Steven Wacaster

LED Holdings, LLC

c\o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(203) 869-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

(1)	Names of reporting persons LED Holdings, LLC 26-0299414
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 20,972,496
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 20,972,496
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 20,972,496
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.09%(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,844,168 shares of common stock outstanding as of January 3, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV (AIV) LED, LLC 26-0240524
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 74.14%(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,844,168 shares of common stock outstanding as of January 3, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV LED, LLC 26-0196366
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 74.14%(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,844,168 shares of common stock outstanding as of January 3, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS IV, LP 20-8228643
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 249,116,312(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 249,116,312(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 249,116,312(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.87%(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 207,844,168 shares of common stock outstanding as of January 3, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC Holdings LLC 27-3651400
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 74.14%(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,844,168 shares of common stock outstanding as of January 3, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons: LSGC Holdings II LLC 45-3443986
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 92,056,786(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 92,056,786(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 92,056,786(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions):
(13)	Percent of class represented by amount in row (11): 30.99%(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 207,844,168 shares of common stock outstanding as of January 3, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons: PCA LSG Holdings, LLC 45-3836143
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only: ☐
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 52,217,319(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 52,217,319(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 52,217,319(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in row (11): 20.19%(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 18,316 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 8,500 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 8,500 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 207,844,168 shares of common stock outstanding as of January 3, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV, LP 20-8228567
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 249,116,312(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 249,116,312(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 249,116,312(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 83.87%(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 207,844,168 shares of common stock outstanding as of January 3, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV GP, LLC 20-8228323
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 249,116,312(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 249,116,312(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 249,116,312(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 83.87%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 207,844,168 shares of common stock outstanding as of January 3, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL, LLC 06-1463162
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 301,333,631(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 301,333,631(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 301,333,631(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 86.65%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 28,157 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 28,157 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 207,844,168 shares of common stock outstanding as of January 3, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons CRAIG COGUT
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 301,919,517(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 301,919,517(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 301,919,517(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 86.81%(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2010, 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2011. Also includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 28,157 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 28,157 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 207,844,168 shares of common stock outstanding as of January 3, 2014.

Amendment No. 30 to Schedule 13D

This Amendment No. 30 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LED Holdings”), Pegasus Capital Advisors, L.P. (“PCA”), Pegasus Capital Advisors GP, L.L.C. (“PCA GP”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), LSGC Holdings LLC (“LSGC Holdings”), LSGC Holdings II LLC (“LSGC Holdings II”), PCA LSG Holdings, LLC (“PCA Holdings”) Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIGP”), Pegasus Capital, LLC (“PCLLC”), and Craig Cogut (“Mr. Cogut,” and together with LED Holdings, PPAIV, PPLED, PPIV, LSGC Holdings, LSGC Holdings II, PCA Holdings, PIIV, PIGP and PCLLC, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”), as the case may be, on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, Amendment No. 13 filed on July 2, 2010, Amendment No. 14 filed on July 16, 2010, Amendment No. 15 filed on November 5, 2010, Amendment No. 16 filed on December 28, 2010, Amendment No. 17 filed on February 2, 2011, Amendment No. 18 filed on February 18, 2011, Amendment No. 19 filed on May 26, 2011, Amendment No. 20 filed on December 13, 2011, Amendment No. 21 filed on December 23, 2011, Amendment No. 22 filed on January 30, 2012, Amendment No. 23 filed on April 4, 2012, Amendment No. 24 filed on April 24, 2012, Amendment No. 25 filed on May 31, 2012, Amendment No. 26 on October 1, 2012, Amendment No. 27 filed on September 17, 2013, Amendment No. 28 filed on December 5, 2013 and Amendment No. 29 filed on January 8, 2014. Except as specifically provided herein, this Amendment No. 30 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 4 below is incorporated by reference herein.

Item 4.	Purpose of Transaction

On January 9, 2014, pursuant to a Preferred Stock Subscription Agreement by and between the Issuer and PCA Holdings dated January 3, 2014 (the “Series J Subscription Agreement”) and as a result of the Issuer’s receipt of aggregate gross proceeds of at least $2.57 million from the sale of additional Issuer Units consisting of one share of Series J Convertible Preferred Stock (the “Series J Preferred Stock”) and a warrant to purchase 2,650 shares of the Issuer’s common stock (a “Series J Warrant,” and together with one share of Series J Preferred Stock a “Series J Unit”) to Cleantech Europe II (A) LP (“Cleantech A”) and Cleantech Europe II (B) LP (“Cleantech B”), PCA Holdings purchased an additional 4,000 Series J Units for a purchase price of $1,000 per Series J Unit (the “Contingent Series J Transaction”). The funds used to purchase the Units were provided from general available funds available to PCA Holdings including capital contributions from its investors. The Issuer previously obtained the approval of the Committee of Independent Directors of the Board (the “Independent Committee”) with respect to the issuance of the Units pursuant to the Contingent Series J Transaction.

The Series J Preferred Stock is senior to the Series H Convertible Preferred Stock, par value $0.001 per share (the “Series H Preferred Stock”), the Series I Convertible Preferred Stock, par value $0.001 per share (the “Series I Preferred Stock”) and the Issuer’s common stock, par value $0.001 per share (“Common Stock”) and is entitled to dividends of the same type as any dividends or other distribution payable or to be made on outstanding shares of Common Stock, on an as converted basis. Each share of Series J Preferred Stock is convertible at any time, at the election of the holder thereof, into the number of shares of Common Stock equal to the quotient obtained by dividing (a) the stated value of $1,000 by (b) the $0.95 conversion price, subject to adjustment in accordance with the terms of the Series J Certificate of Designation. The Series J Preferred Stock will automatically convert upon consummation of a qualifying underwritten offering in accordance with the terms of the Series J Certificate of Designation.

The Series J Preferred Stock is also subject to redemption upon the Issuers receipt of a notice of redemption of the Series H Preferred Stock, in accordance with the terms of the Series J Certificate of Designation. The redemption of any shares of Series J Preferred Stock would be senior and prior to any redemption of Series H Preferred Stock or Series I Preferred Stock. After the Issuer has redeemed any shares of Series H Preferred Stock, at any time thereafter each holder of shares of Series J Preferred Stock may elect to have all or a portion of such holder’s Preferred Shares redeemed by the Company for an amount in cash equal to the liquidation amount (as defined in the Series J Certificate of Designation) of such preferred shares. Shares underlying the Series J Preferred Stock and the Series J Warrants are deemed “registrable securities” under the previously disclosed Registration Rights Agreement dated as of January 23, 2009, as amended May 25, 2012 (the “Registration Rights Agreement”).

So long as LSGC Holdings II, PCA Holdings and their affiliates, as a joint “Primary Investor” of the Series J Preferred Stock (as such term is defined in the Series J Certificate of Designation), continue to beneficially hold a prescribed number of shares of Series J Preferred Stock, the Issuer may not take certain actions without first obtaining written consent. These actions include, but are not limited to, modifying or amending the terms, rights or privileges of the Series J Preferred Stock, subject to certain limitations, liquidating, dissolving or winding-up the affairs of the issuer under the bankruptcy laws, engaging in certain public offerings or listing of equity securities, re-issuing any of the shares of Series J Preferred Stock that have been converted or redeemed; paying dividends, engaging in any recapitalization, merger, consolidation, reorganization or similar transaction; entering into certain related party transactions or incurring indebtedness in excess of $50.0 million, subject to certain exceptions.

The Series J Certificate of Designation provides that should the Issuer issue securities in a Qualified Follow-On (as defined below), LSGC Holdings II, PCA Holdings and their affiliates will have the right to exchange all or any part of the Series J Preferred Stock acquired pursuant to the Series J Subscription Agreements, respectively, for the securities offered in such Qualified Follow-On (such securities the “Follow-On Securities”). As used herein, the term “Follow-On Offering” refers to any issuance or sale of any security of the Issuer (but excluding the Preemptive Rights Offering (as defined below)) that occurs on or before the earlier of (i) the consummation of one or more Qualified Follow-Ons that result in aggregate gross proceeds to the Issuer equal to or in excess of $30 million (of which the Series J Transaction is expected to account for up to $20 million) and (ii) March 11, 2014 (subject to extension); and the term “Qualified Follow-On” refers to a Follow-On Offering led by RW LSG Holdings LLC (“Riverwood”), Portman Limited, Cleantech A, Cleantech B or any of their affiliates as described in the Series J Certificate of Designation.

PCA LSG Holdings and LSGC Holdings II (together, the “Series J Purchasers”) will have the right to exchange any or all of the Preferred Shares held by them into an equivalent face amount of Follow-On Securities on substantially the same terms and conditions as those that govern the Qualified Follow-On. However, if (i) the Qualified Follow-On results in gross proceeds to the Issuer of greater than $50 million and (ii) existing holders of the Issuer’s Series H Preferred Stock and Series I Preferred Stock purchase Follow-On Securities that results in gross proceeds to the Issuer of greater than $30 million, then the Series J Purchaser shall only have the right to exchange its Preferred Shares for Follow-On Securities if the Series J Purchasers purchase at least 30% of such Follow-On Securities over $50 million.

If both Riverwood and the Series J Purchasers fully exercise their rights to exchange all of their respective share of Series J Preferred Stock into Follow-On Securities, then all other then-outstanding Series J Preferred Stock will be mandatorily exchanged into the equivalent face amount of Follow-On Securities. Furthermore, if in connection with any Follow-On Offering either the Series I Certificate of Designation or the Certificate of Designation for the Issuers’ Series H Convertible Preferred Stock (the “Series H Certificate of Designation” and together with the Series I Certificate of Designation, the “Certificates of Designation”) is amended to include a term that is more favorable than the terms present in the other Certificate of Designation (any such amendment, an “Improved Term”), then the Certificate of Designation that did not include the Improved Term will be amended to include such Improved Term, and the Certificate of Designation governing the Issuer’s Series J Preferred Stock will be similarly amended to include such Improved Term as applicable.

Each Series J Warrant represents the right to purchase 2,650 shares of Common Stock (the “Series J Warrant Shares”). The exercise price for the Series J Warrant is equal to $0.001, subject to adjustment as set forth in the Series J Warrant. The Series J Warrants may be exercised on the earlier of August 1, 2014 or the date immediately preceding any Change in Control (as defined in the Series J Warrant) and expires on the earlier of January 3, 2019, the date on which the Issuer consummates a Qualified Public Offering (as defined in the Series J Warrant) or the date of any Change in Control. The Series J Warrants also provide for certain anti-dilution adjustments and are subject to certain transfer restrictions. Pursuant to the Series J Warrant, the Series J Purchasers have all rights set forth in the Registration Rights Agreement with regard to the Series J Warrant Shares. The Series J Warrants will not vote with, nor participate in dividends or distributions on, the Common Stock, nor will the holders of Series J Warrants have any rights as holders of Common Stock except and until the valid exercise of the Series J Warrants.

Additionally, in connection with the issuance of the Series J Preferred Stock described above, and in accordance with the Certificates of Designation and the Series J Certificate of Designation, the Issuer agreed to offer to all holders of shares of the Series H Preferred Stock, Series I Preferred Stock, and Series J Preferred Stock the right to purchase a pro rata amount of shares of Series J Preferred Stock (based upon such holder’s ownership of the outstanding shares of Common Stock, on a fully diluted, as converted basis) (the “Preemptive Rights Offering”). In addition, pursuant to the Series J Subscription Agreements, the Issuer has agreed to use its commercially reasonable efforts to conduct a rights offering (the “Stockholder Rights Offering”) providing the holders of record of Common Stock as of a designated record date, the right to purchase up to 6,000 Units (consisting of Series J Preferred Stock and Series J Warrants) in the aggregate on substantially the terms as set forth in the Series J Subscription Agreements. The Series J purchasers and their affiliates do not have, and irrevocably waive, any right to participate in the Stockholder Rights Offering.

The foregoing descriptions of the Series J Subscription Agreement and the Series J Warrant do not purport to be complete and are qualified in their entirety by reference to the full text of the Series J Subscription Agreement, which is incorporated by reference as Exhibits 10.1, and a form of the Series J Warrant, which is incorporated by reference as Exhibit 10.2, and are incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer, including but not limited to Common Stock, existing Preferred securities or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to its investment decision. Also, the Reporting Persons and/or their affiliates have had and will continue to have discussions with management regarding the operations of the Issuer and matters of mutual interest, which could include the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Pursuant to the Series I Certificate of Designation, LSGC Holdings II, PCA Holdings and their affiliates currently may elect a portion of the Issuer’s board of directors of the Issuer equal to LSGC Holdings II’s, PCA Holdings’ and their affiliates’ proportionate share of the Issuer’s Common Stock on a fully diluted basis. As of the date of this amended Schedule 13D, Steven Wacaster, Craig Cogut and Richard Davis, representatives of PCA and its affiliates and F. Philip Handy have previously been elected as directors of the Issuer. In connection with the right to elect directors pursuant to the Series I Certificate of Designation, as amended, LSGC Holdings II, PCA Holdings and their affiliates may (i) appoint the Chairman of the Issuer’s board of directors and (ii) until the Reconfiguration Date, appoint additional directors to the Issuer’s board of directors. Following the Reconfiguration Date, while LSGC Holdings II, PCA Holdings and their affiliates will continue to have the right, pursuant to the Series I Certificate of Designation, to appoint the Chairman of the Issuer’s board of directors, LSGC Holdings II, PCA Holdings and their affiliates will only have the right thereunder to appoint two directors in total to the Issuer’s board of directors.

Except as set forth herein or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) (b) Items 7 through 11 and 13 of each of the cover pages of this amended Schedule 13D are incorporated herein by reference. Such information is based upon 207,844,168 shares of Common Stock outstanding as of January 3, 2014.

(c) The disclosure in Item 4 is incorporated by reference herein.

Except as set forth herein and in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(f) of Amendment No. 28 to this Schedule 13D is incorporated by reference herein.

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 4 is incorporated by reference herein.

The Series J Subscription Agreement and a form of the Series J Warrant are incorporated by reference as Exhibits 10.1 and 10.2, respectively, to this Amendment No. 30 and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

10.1	Series J Subscription Agreement, dated January 3, 2014, by and between Lighting Science Group Corporation and PCA LSG Holdings LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 8, 2014).

10.2	Form of Series J Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.3 to Amendment No. 29 of the Reporting Persons’ Schedule 13D filed with the SEC on January 8, 2014).

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2014

LED HOLDINGS, LLC

By:	/s/ Steven Wacaster
Name:	Steven Wacaster
Title:	Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name:	Steven Wacaster
Title:	Vice President

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name:	Steven Wacaster
Title:	Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P.
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name:	Steven Wacaster
Title:	Vice President

LSGC HOLDINGS LLC

By:	Pegasus Partners IV, L.P.,
its managing member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name:	Steven Wacaster
Title:	Vice President

LSGC HOLDINGS II LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name:	Steven Wacaster
Title:	Vice President

PCA LSG HOLDINGS, LLC

By:	Pegasus Capital, LLC,
its managing member

By:	/s/ Craig Cogut
Name:	Craig Cogut
Title:	President & Managing Member

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name:	Steven Wacaster
Title:	Vice President

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Steven Wacaster
Name:	Steven Wacaster
Title:	Vice President

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name:	Craig Cogut
Title:	President & Managing Member

/s/ Craig Cogut CRAIG COGUT